Exhibit 99.2

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust and C1 Energy Ltd. announce a take-over bid for
    C1 Energy Ltd.

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) and C1 ENERGY LTD.
    (TSX - CTT) jointly announce a cash take-over bid for the shares of
    C1 Energy Ltd.

    CALGARY, May 31 /CNW/ - Penn West Energy Trust (the "Trust") and C1
Energy Ltd. ("C1") are pleased to announce that the Trust's wholly-owned subsidiary, Penn West Petroleum Ltd. ("Penn West"), has entered into an agreement with C1 pursuant to which Penn West will make an offer (the "Offer")
to acquire all of the issued and outstanding common shares of C1 by way of a take-over bid. The consideration offered for each common share of C1 will be
$0.20 cash. The Offer will be subject to a number of conditions, including its acceptance by holders of at least 66 2/3% of the outstanding common shares of
C1. The total purchase price offered by Penn West will total approximately
$23 million, including the assumption of outstanding debt and working capital deficiency but prior to Penn West's closing costs. Certain of C1's assets are located in the Peace River Arch area of Alberta near Penn West's strategic
Peace River Oil Sands project.
    The Board of Directors of C1 has unanimously approved the proposed transaction and has agreed to recommend that its shareholders accept the
Offer. GMP Securities L.P. has provided a verbal fairness opinion to the Board of Directors of C1 indicating that, subject to its review of all formal documentation, the consideration to be received by C1 shareholders is fair from a financial point of view. The Board of Directors of C1 has agreed that it will not solicit or initiate discussions or negotiations with any third party concerning any sale of any material position or assets of C1, or any business combination involving C1, and C1 has granted Penn West the right to match any subsequent offer. C1 has agreed to pay Penn West a non-completion fee of $1 million in certain circumstances. Penn West anticipates mailing the
Offer to all registered C1 shareholders on or before June 15, 2007 and the
Offer will expire approximately 35 days thereafter. Certain major shareholders, senior management and directors have agreed to enter into lock-up agreements with Penn West to deposit and not withdraw their shares under the Offer, except in certain circumstances.

    Forward-looking statements

    In the interest of providing the Trust's unitholders, C1's shareholders and potential investors with information regarding the Trust and C1, including management's assessment of the future plans and operations of the Trust and
C1, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the terms of the take-over bid.
    Although the Trust and C1 believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Trust and C1 do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: Penn West Energy Trust, Suite 2200, First
Street S.W., Calgary, AB, T2P 3L8, Website: www.pennwest.com, Toll-free: (866)
693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; William Andrew,
President and CEO, Phone: (403) 777-2502; Investor Relations: Toll-free: (888)
770-2633, E-mail: investor_relations(at)pennwest.com; C1 Energy Ltd., 500,
521-3rd Avenue S.W., Calgary, AB, T2P 3T3, Website: www.c1energy.ca, Phone:
(403) 232-1115, Fax: (403) 232-1130; Donald S. Wood, President and CEO, Phone:
(403) 232-1115 (Ext. 105)/
    (PWT.UN. PWE CTT.)

CO:  Penn West Energy Trust; C1 Energy Ltd.

CNW 21:38e 31-MAY-07